UMB Profit Sharing and 401(k) Savings Plan
Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of December 31, 2001, and Independent Auditors' Report

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Note:    Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
UMB Profit Sharing and 401(k) Savings Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 7, 2002

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

                                                  2001                   2000
  Investments, at fair value:
    Common collective trust fund               $ 49,194,485         $ 52,369,020
    Mutual funds                                 34,349,036           38,427,653
    Participant loans                             3,530,727            3,179,308
    Common stock                                  1,928,262            1,793,803
                                              -------------        -------------
          Total investments                      89,002,510           95,769,784

  Receivables:
     Employer contributions                       2,114,540            1,867,861
     Employee contributions                              28                   94
     Interest and dividends                           9,104                9,544
                                              -------------        -------------
          Total receivables                       2,123,672            1,877,499

  Cash                                               38,640                  399
                                              -------------        -------------
          Total assets                           91,164,822           97,647,682

LIABILITIES -
  Refundable excess contributions                                         19,098

                                              -------------        -------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 91,164,822         $ 97,628,584
                                              =============        =============

See notes to financial statements

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS:
  Interest and dividends                                             $ 1,524,168
  Employer contributions                                               2,114,540
  Employee contributions                                               7,967,792
  Rollover contributions                                                 358,466
  Transfers from The ESOP of UMB Bank                                     28,744
  Other                                                                   11,411
                                                                   -------------

          Total additions                                             12,005,121
                                                                   -------------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                                       13,202,230
  Net depreciation in fair value of investments                        5,266,653
                                                                   -------------

         Total deductions                                             18,468,883
                                                                   -------------

NET DECREASE                                                          (6,463,762)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                  97,628,584
                                                                   -------------

   End of year                                                      $ 91,164,822
                                                                   =============

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000, AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. PLAN DESCRIPTION

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The employers (UMB Financial Corporation and affiliates) (collectively, the "Company" or "UMB") will determine each year what amount, if any, will be contributed to the Plan. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the "ESOP"), at the discretion of the Board of Directors of the Company. All such Company profit sharing contributions were allocated to the ESOP in 2001.

Eligibility and Participation - The Plan provides that employees with one full year of continuous service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions the first of the month following date of employment.

Contributions - Each year, participants may elect to make contributions on a pre-tax basis, more than 18% of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company contributions into various investment options offered by the Plan. The plan currently offers eight mutual funds, three common collective trust funds and a Company stock fund as investment options for participants. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $2,114,540 were made to the Plan in 2001. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts - Each eligible participant's account is credited with the participant's contribution and an allocation of: (a) the Company's contribution and (b) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2000, the Company matching contribution is fully vested when made.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are fixed at 1% above the prime rate for commercial loans at the date of issue. Interest rates for all other loans are fixed at the prime rate. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1/2. Qualified participants are also able to transfer a portion of their account balances from the ESOP to the Plan.

Forfeited Accounts - At December 31, 2001 forfeited nonvested accounts totaled $133. These accounts are reallocated to participant accounts at the end of the Plan year in which the forfeiture occurs. Also, in 2001, $5,113 of forfeited nonvested accounts were allocated to participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investments in the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Substantially all of the Plan assets are in funds offered by UMB Bank, n.a.. The investmentworthiness of those funds is monitored periodically by Plan management.

Benefits Payable - As of December 31, 2001 and 2000, net assets available for benefits included benefits that were approved but not yet paid of $12,343 and $1,308,287, respectively.

Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company.

3. INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, are as follows:

                                                   2001                 2000
                                              -------------        -------------
Investments in common collective trust
  funds and mutual funds administered
  by UMB Bank, n.a., at fair value as
  determined by quoted market price:
    Pooled Equity Fund                         $ 25,123,178         $ 30,253,635
    Pooled Debt Fund                             15,273,729           13,906,038
    UMB Scout Worldwide Fund                     12,154,073           15,636,324
    Pooled Income Fund                            8,797,578            8,204,314
    UMB Small Cap Fund                            6,787,113            5,163,794
    UMB Scout Worldwide Select Fund               4,869,150            6,384,590

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,266,653 as follows:

Net Appreciation (Depreciation) in Fair Value

Common collective trust funds                                         $ (388,755)
Mutual funds                                                          (5,080,300)
Common stock                                                             202,402
                                                                   -------------
                                                                    $ (5,266,653)
                                                                   =============

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of UMB Financial Corporation, (the "Plan Sponsor"), has the right to terminate the Plan at any time, subject to the provisions of the Employer Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

5. INCOME TAX STATUS

The Plan has obtained a determination letter, dated September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                   2001                  2000
Net assets available for benefits
  per the financial statements                 $ 91,164,822         $ 97,628,584
Amounts allocated to withdrawing participants       (12,343)          (1,308,287)
                                              -------------        -------------
Net assets available for benefits
  per the Form 5500                            $ 91,152,479         $ 96,320,297
                                              =============        =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               December 31, 2001

Benefits paid to participants per the financial statements          $ 13,202,230
Add: Amounts allocated to withdrawing participants
  at December 31, 2001                                                    12,343
Less: Amounts allocated to withdrawing participants
  at December 31, 2000                                                (1,308,287)
                                                                   -------------

Benefits paid to participants per the Form 5500                     $ 11,906,286
                                                                   =============

7. RELATED PARTIES

Certain Plan investments are mutual funds and pooled funds managed by the Company and shares of Company stock. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

******

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
DECEMBER 31, 2001

(a)                  (b)                                   (c)                         (d)
                                               Description of Investment
                                          Including Maturity Date, Rate of
        Identity of Issue, Borrower,       Interest, Collateral, Par or             Current
           Lessor or Similar Party                Maturity Value                    Value

     Common collective trust funds:
 *     Pooled Equity Fund                Pooled fund (2,512,318 units)          $ 25,123,178
 *     Pooled Debt Fund                  Pooled fund (1,743,576 units)            15,273,729
 *     Pooled Income Fund                Pooled fund (1,334,989 units)             8,797,578
                                                                                ------------
         Total Common collective trusts                                           49,194,485
                                                                                ------------
     Mutual Funds
 *     UMB Scout Worldwide Fund          Mutual fund (650,995 shares)             12,154,073
 *     UMB Scout Small Cap Fund          Mutual fund (623,243 shares)              6,787,113
 *     UMB Scout Worldwide Select Fund   Mutual fund (527,535 shares)              4,869,150
 *     UMB Scout Equity Index Fund       Mutual fund (542,602 shares)              4,275,704
 *     UMB Scout Stock Select Fund       Mutual fund (413,203 shares)              3,483,300
 *     UMB Scout Technology Fund         Mutual fund (477,813 shares)              1,830,025
 *     UMB Scout Energy Fund             Mutual fund (104,230 shares)                949,538
 *     Short Term Money Market           Money market fund (133 units)                   133
                                                                                ------------
         Total Mutual funds                                                       34,349,036

 *     Participant Loans                 Promissory notes, interest rates from
                                           5.00% to 10.50%; maturity dates
                                           through October 2021                    3,530,727
     Common Stock
 *     UMB Financial Corporation Fund    Common stock (48,207 shares)              1,928,262
                                                                                ------------
                                                                                $ 89,002,510
                                                                                ============
 *   Represents party-in-interest to the Plan.